[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 15, 2020

VIA EDGAR AND FEDERAL EXPRESS

Ms. Tonya K. Aldave

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Guild Holdings Company
Amendment No. 1 to Registration Statement on Form S-1
Filed October 9, 2020
File No. 333-249225

Dear Ms. Aldave:

On behalf of Guild Holdings Company, a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 14, 2020 (the “Comment Letter”) relating to the above-referenced submission and the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR, and a courtesy copy of Amendment No. 2 marked to show changes to the Registration Statement is being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. All page references in the responses set forth below refer to pages of Amendment No. 2.

Recent Developments, page 15

1.	Please update the disclosure regarding the percentage of loans in your service portfolio that have elected the forbearance option as of the most recent practicable date.

Response: In response to the Staff’s comment, pages 15 and 72 of Amendment No. 2 have been revised to address the Staff’s comment.

Non-GAAP Financial Measures, page 77

2.	We note your response to prior comment 2. Please address the following:

•

Disclose that you have presented Non-GAAP indicators for the twelve months ended June 30, 2020 and June 30, 2019 because it provides the most current twelve-month-period data that is available for comparison against historical annual metrics disclosed. Refer to Item 10(e)(1)(i) of Regulation S-K; and

Response: In response to the Staff’s comment, pages 25 and 78 of Amendment No. 2 have been revised to address the Staff’s comment.

•	Disclose throughout the registration statement, as applicable, that LTM Q2 2020 represents the last twelve months ending June 30, 2020.

Response: In response to the Staff’s comment, pages 3, 6, 69, 112, 114, 115, 121, 122 and 125 of Amendment No. 2 have been revised to address the Staff’s comment.

*        *        *

Ms. Tonya Aldave

October 15, 2020

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1060.

Very truly yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

Enclosure

cc:	Mary Ann McGarry (Guild Holdings Company)
Amber Elwell (Guild Holdings Company)
David E. Shapiro, Esq. (Wachtell, Lipton, Rosen & Katz)
Mark F. Veblen, Esq. (Wachtell, Lipton, Rosen & Katz)
William J. Cernius, Esq. (Latham & Watkins LLP)
Lewis W. Kneib, Esq. (Latham & Watkins LLP)